M. ALI PANJWANI

Partner

Direct Tel: 212-326-0820

Fax: 212-326-0806

ali.panjwani@pryorcashman.com

September 9, 2024

Via Edgar

Uwem Bassey

Jan Woo

Dave Edgar

Chris Dietz

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	zSpace, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed August 9, 2024
CIK No. 0001637147
File No. 333-280427

Ladies and Gentlemen:

On behalf of our client, zSpace, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 3 to Registration Statement on Form S-1 of the Company (as amended, the “Form S-1”), marked to indicate changes from the Amendment No. 2 to Registration Statement on Form S-1 that was filed with the Securities and Exchange Commission (the “Commission”) on August 9, 2024.

The Form S-1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 16, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Form S-1 to update other disclosures in the Form S-1. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Form S-1. For your convenience, references in the responses to page numbers are to the marked version of the Form S-1 and to the prospectus included therein.

Securities and Exchange Commission

September 9, 2024

The Company has asked us to convey the following responses to the Staff:

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

1.	We note your revised disclosure in response to prior comment 3 that you expect that the majority of the proceeds will be directed to funding product commitments and software development initiatives. Please revise the disclosure in the prospectus summary correspondingly.

Response:	In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary to include disclosure similar to the disclosure in the Use of Proceeds section of the Form S-1.

Oral Comment

2.	On September 5, 2024, the Company and the Staff had a telephonic discussion wherein the Staff provided oral comments regarding the Company’s response to prior comment 9.

Response:

In response to the Staff’s oral comment asking for a description of the historical capitalization of the Company in relation to its NCNV preferred stock and the resulting impact on determining the fair value of its common stock, the Company provides the following response. The Company advises the Staff that the following response should be reviewed in conjunction with the Company’s prior correspondence on this matter dated July 31, 2024 and August 9, 2024. Because of the commercially sensitive nature of the information contained within this response, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this response pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

As described in various sections of the Form S-1 and in particular Note 5. Debt and Related Party Debt of the Company’s consolidated financial statements as of and for the years ended December 31, 2023 and 2022, over the past few years the Company has primarily financed its operations through debt arrangements as it has resumed growth following the COVID-19 pandemic.

In early 2020, the Company underwent a significant recapitalization pursuant to which it removed all prior preferred stock classes and the Company became primarily financed by bSpace Investments Ltd. (“bSpace”), and Kuwait Investment Authority (“KIA,” and together with bSpace, the “Investors”). As described in the Form S-1, prior to May 2022, the Company incurred debt obligations including the value of conversion and repayment premiums to the Investors of approximately $103.6 million. Since 2022, the Company’s strategy has been to seek conversion of its debt into equity in preparation to raise additional capital through the sale of equity in public markets.

Pursuant to the Company’s plan to raise capital through the sale of equity in the public markets, in May 2022, the Company entered into a merger agreement with EdtechX Holdings Acquisition Corp II (“EdtechX”), a Special Purpose Acquisition Company (SPAC) (the “EdtechX Merger”). In keeping with the Company’s intent to convert debt to improve its capitalization profile prior to going public, the Investors, agreed to convert their debt pursuant to the terms of the EdtechX Merger. In May 2022, approximately $59 million of the bSpace debt was converted into the Company’s former NCNV preferred stock pursuant to the terms of a conversion agreement. In addition, approximately $8.1 million of debt owed to KIA was converted to the Company’s former NCNV preferred stock under a separate conversion agreement. The terms of the conversions were such that the liquidation preference of the former NCNV preferred stock was equal to the amount of the debt converted. As of December 31, 2022, the Company’s remaining debt outstanding to the Investors was reduced to the approximate aggregate amount of $36.5 million, which was due to be converted upon the completion of the EdtechX Merger. On June 21, 2023, the EdtechX Merger was abandoned, and, as a result, no conversions that were contingent upon the consummation of the EdtechX Merger occurred.

Securities and Exchange Commission

September 9, 2024

Following the failed EdtechX Merger, in October 2023, the Company decided to proceed with going public through a traditional initial public offering (“IPO”). In December 2023, in keeping with the intent to convert all of the debt held by the Investors prior to going public, the remaining debt of approximately $42.2 million (plus accrued interest) that had not already converted in the May 2022 conversion was converted into new series of NCNV Preferred Stock 1, NCNV Preferred Stock 2 and NCNV Preferred Stock 3 (“New NCNV Preferred Stock”). In addition, the former NCNV preferred stock held by each of the Investors was exchanged for shares of the New NCNV Preferred Stock with amended conversion terms. As of December 31, 2023, the New NCNV Preferred Stock had a value of approximately $107 million.

In January 2024, the Company entered into an engagement with Roth Capital Partners (“Roth”) to act as its lead underwriter for a proposed IPO. Between January 2024 and March 2024, ongoing discussions between the Company and Roth focused around an enterprise value range between $****  million - $**** million as an appropriate range given the Company’s then-current and projected operating results, capitalization level and the then-current capital market pricing expectation. As of March 31, 2024, the New NCNV Preferred Stock value remained at approximately $107 million.

When working with Carta Valuations LLC to determine the December 31, 2023 and March 31, 2024 common stock valuations for purposes of 409A of the Internal Revenue Code (the “Carta Valuations”), the Company used a hybrid method of the Going Concern (OPM) and IPO (common stock equivalent) scenarios. The hybrid method was determined to be the appropriate method to model various exit scenarios for purposes of valuing the Company’s common stock because of the then-current stage of development of the Company and the expected timing of an IPO, factoring in the inherent uncertainty associated with being able to complete an IPO. The resulting estimated fair value of the Company’s common stock as of December 31, 2023 and March 31, 2024 was $**** and $****  per share, respectively, on a non-marketable, minority basis, as shown below in the table previously provided in the Company’s prior correspondence on this matter dated August 9, 2024.

Securities and Exchange Commission

September 9, 2024

	December 31, 2023				March 31, 2024
	Going Concern		IPO		Going Concern			IPO
Company Equity Value ($ Millions)(1) (2)	$	****M	$	****M	$	****M	$	****M

Common Value per Share
Shares		174,265		28,236,741		174,077		30,659,169
Fully Marketable Value (1) (2)	$	****	$	****	$	****	$	****
DLOM (3)		35.0%		25.0%		35.0%		18.0%
Non-marketable Fair Value	$	****	$	****	$	****	$	****
PWERM Weighting (4)		50.0%		50.0%		40.0%		60.0%
Concluded Fair Market Value		$****				$****

(1-4) Refers to detailed footnotes as presented in the Company’s prior correspondence on this matter dated August 9, 2024.

In the Carta Valuations, the New NCNV Preferred Stock was treated as follows: (1) the going concern scenario treated the New NCNV Preferred Stock as debt-like and was included with other interest bearing liabilities that reduce the Company Equity Value and (2) the IPO scenario treated the New NCNV Stock as equity (and not-debt like) because they would convert into common stock upon an IPO. As result, the Company Equity Value in the going concern scenario was reduced by approximately $107 million because of the debt-like treatment of the New NCNV Preferred Stock as shown below in the table previously provided in the Company’s prior correspondence on this matter dated August 9, 2024.

	12/31/2023 (a)						03/31/2024 (a)
($ millions)	Metric		Multiple	Weighting	Weighted Value		Metric		Multiple	Weighting	Weighted Value
2024 Revenue	$	****	****	100%	$	****	$	****	****	50%	$	****
2025 Revenue							$	****	****	50%	$	****
Business enterprise value					$	****					$	****

Plus: Cash and cash equivalents						$3.2						$1.2
Market value of invested capital					$	****					$	****
Less: Interest-bearing liabilities (b)						$123.4						$128.6
Equity value (rounded)					$	****					$	****

(a) Carta Valuations pages 16 and 17, as of 12/31/23 and 03/31/24, respectively.

(b) Includes NCNV Preferred Stock liquidation value.

Furthermore, total shares of common stock outstanding under the IPO scenario increased by 19,428,583 shares because of the assumed conversion of New NCNV Preferred Stock into common stock at the IPO price (30,659,169 shares in the March 31, 2024 Carta Valuation), while the going concern scenario does not include such a conversion and thus the total of shares was dramatically lower in such a scenario (174,077 shares in the December 31, 2023 Carta Valiation).

In conclusion, the primary factor that caused the large difference between the Company Equity Value (and thus the final concluded fair market value) in the going concern scenario and the IPO scenario in the Carta Valuations was the treatment of the New NCNV Preferred Stock. Due to the large amount of common stock that the New NCNV Preferred Stock would convert into upon an IPO, and its treatment as debt or as equity, resulted in a major variation in Company Equity Value (and thus the final concluded fair market value) under each scenario.

*       *       *

Securities and Exchange Commission

September 9, 2024

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of the Form S-1 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0820.

Very truly yours,

/s/M. Ali Panjwani
M. Ali Panjwani

cc:	Mr. Paul Kellenberger
zSpace, Inc.